QUEST MANAGEMENT INC.

1 Kalnu iela, Malta, LV-4630, Latvia

Telephone (702) 442-0956 - questmanagement@inbox.lv

March 5, 2018

Lyn Shenk, Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549

Re:	Quest Management Inc.
Form 10-K for Fiscal Year Ended October 31, 2017 Filed February 13, 2018 File No. 333-201215

Dear Mr. Shenk,

In response to your comment of February 21, 2018 we have amended the Form 10-K as follows:

Statement of Operations, page F-4

1.	We note you have included the period from inception (October 12, 2014) through October 31, 2017 on your Statement of Operations, Statement of Changes in Stockholders’ Equity and Statement of Cash Flows labeled as audited, but this period is not included in the opinion paragraph in the Report of Independent Registered Public Accounting Firm (“Report”) on page F-1. Please file an amended Form 10-K to either include a Report that includes this period or eliminate this presentation in your financial statements and notes to the financial statements, as appropriate. Refer to ASC 915-205 and ASU 2014-10 for guidance.

We have provided a corrected opinion report from the auditor.

Sincerely,

/s/ Dmitrij Ozolins

Dmitrij Ozolins

President and Chief Executive Officer